August 1, 2019

Michael Angerthal
Executive Vice President, Chief Financial Officer
Virtus Investment Partners, Inc.
One Financial Plaza
Hartford, CT 06103

       Re: Virtus Investment Partners, Inc.
           Form 8-K Filed July 26, 2019
           File No. 001-10994

Dear Mr. Angerthal:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K filed July 26, 2019

Exhibit 99.1
Non-GAAP Information and Reconciliations, page 11

1. We note that you deduct payments to distribution partners for providing services to investors in your sponsored funds and payments to third-party service providers for investment management-related services to arrive at total revenues, as adjusted. Considering that you are required to present revenue and related costs on a gross
      basis in accordance with GAAP, presenting them otherwise may violate Rule 100(b) of
      Regulation G by substituting individually tailored recognition and measurement methods for those of GAAP. Please explain to us how you considered whether your current presentation complies with Regulation G and Question 100.04 of the Compliance and
      Disclosure Interpretations on Non-GAAP Financial Measures, or revise your future filings to exclude this adjustment.
 Michael Angerthal
FirstName LastNameMichael Angerthal
Virtus Investment Partners, Inc.
Comapany2019
August 1, NameVirtus Investment Partners, Inc.
Page 2
August 1, 2019 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Lory Empie at 202-551-3714 or Michael Henderson at
202-551-
3364 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services